Michelle L. Basil Direct Line: 617-439-2477 Fax: 617-310-9477 E-mail: MBasil@nutter.com

March 14, 2008
107782-2

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Auburn Bancorp, Inc.— Registration Statement on Form S-1

Ladies and Gentlemen:

        Pursuant to the requirements of the Securities Act of 1933, as amended, we enclose for filing a Registration Statement on Form S-1 (the “Registration Statement”) related to the initial public offering of up to 351,124 shares (the “Shares”) of common stock, $0.01 par value per share, of Auburn Bancorp, Inc, a federally-chartered corporation in organization (the “Registrant”).

        The Registration Statement is being filed in connection with the Auburn Savings Bank Plan of Reorganization from Mutual Savings Bank to Mutual Holding Company and Stock Issuance Plan (the “Plan”). Pursuant to the Plan, Auburn Savings Bank, FSB (the “Bank”) proposes to reorganize from a mutual savings and loan association into the mutual holding company structure (the “Reorganization”) under federal law and the regulations of the Office of Thrift Supervision (“OTS”), and other applicable federal laws and regulations. As part of the Reorganization, the Bank will establish Auburn Bancorp, MHC (the “MHC”) as a federally-chartered mutual holding company and the Registrant as federally-chartered mid-tier stock holding company. Following the Reorganization, the Registrant will be a majority-owned subsidiary of the MHC, and the Bank will become a wholly-owned subsidiary of the Registrant.

        If you have any questions or require any further information with respect to the Registration Statement or any matters relating to this filing, please do not hesitate to call the undersigned at (617) 439-2477.

Very truly yours,

/s/ Michelle L. Basil

Michelle L. Basil

Enclosure
cc:      Mr. Allen T. Sterling

Nutter McClennen & Fish LLP • Attorneys at Law

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